UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Party City Holdco Inc.

(Full Name of Registrant)

(Former Name if Applicable)

100 Tice Boulevard, Address of Principal Executive Office (Street and Number)

Woodcliff Lake, NJ, 07677

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in the Current Report on Form 8-K filed on January 18, 2023 by Party City Holdco Inc. ("we," "us," "our," or the “Company”), together with certain of its subsidiaries, commenced the filing of voluntary petitions (the “Chapter 11 Cases”) under Chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas beginning on January 17, 2023.

In consideration of the significant amount of time required of management to support matters related to the Chapter 11 Cases, the complexities of the related accounting implications on multiple aspects of the Company’s financial reporting, and the Company’s accounting and financial reporting requirements in accordance with U.S. Generally Accepted Accounting Principles ("GAAP") and United States Securities and Exchange Commission (the "SEC") regulations, the Company is unable to file its Annual Report on Form 10-K for the year ended December 31, 2022 by the prescribed date without unreasonable effort or expense due to a lack of sufficient personnel.

In accordance with Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended, the Company intends to file the Annual Report no later than March 31, 2023.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Todd Vogensen	[ 973 ]	[ 453 ] – [ 8601 ]
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

As disclosed in the Company's Current Report on Form 8-K filed on February 17, 2023, the Company expects that its Form 10-K for the year ended December 31, 2022 (“2022”) will reflect nearly the same level of revenues as the year ended December 31, 2021 (“2021”) (approximately $2.168 billion, or a 0.1% decrease from the prior year). However, due to higher freight, product and material, labor, helium, and occupancy costs, gross margin is expected to decrease from 35.4% in 2021 to 33.8% in 2022, leading to an approximately $36 million decrease in gross profit in 2022 when compared to 2021.

Also, the Company expects to recognize approximately $900 million in asset impairment charges in 2022 as compared to $9 million in asset impairment charges in 2021. A substantial portion of the 2022 asset impairment charges relate to impairments of the Company’s goodwill and trade names due to a decline in the Company’s market valuation and reduced projections of future cash flows.

These figures represent the Company’s preliminary estimates of certain financial figures for 2022, based on currently available information. The Company has not yet finalized its results for this period and its consolidated financial statements as of and for 2022 are not currently available. The Company’s actual results remain subject to the completion of the year-end closing process, which includes review by management and the Company’s board of directors, including the audit committee. While carrying out such procedures, the Company may identify items that require it to make adjustments to the preliminary estimates of the financial figures set forth herein. As a result, the Company’s actual results could be different from the financial figures set forth herein and the differences could be material. Additionally, the Company’s estimates are forward-looking statements based solely on information available to it as of the date hereof and may differ from actual results and such differences may be material.

Therefore, a reader should not place undue reliance on these preliminary estimates of the financial figures.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains information that may constitute forward-looking statements. Forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995 relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts and are subject to inherent risks and uncertainties that could cause actual results to differ materially from those expressed or implied in our forward-looking statements. Many factors could cause actual results to differ materially from the Company’s forward-looking statements, such as the impact of the COVID-19 pandemic and other current macroeconomic conditions, our prospects and strategies for future growth and the development and introduction of new products. In many cases you can identify forward-looking statements by terms such as “believes,” “anticipates,” “expects,” “targets,” “estimates,” “intends,” “will,” “may” or “plans” and similar expressions.

Such statements are subject to certain risks and uncertainties, some of which are beyond our control, and assumptions that could cause actual results of operations or performance to differ materially from expectations. These risks and uncertainties, and the additional risks and uncertainties set forth in “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2021 and in Item 1A of Part II of our Quarterly Report on Form 10Q for the period ending September 30, 2022. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, outlook, guidance, results, actions, levels of activity, performance or achievements. Readers are cautioned not to place undue reliance on these forward-looking statements. Except as may be required by any applicable laws, the Company assumes no obligation to publicly update or revise such forward-looking statements, which are made as of the date hereof or the earlier date specified herein, whether as a result of new information, future developments or otherwise. We could also be affected by additional factors that apply to all companies operating globally and in the U.S., as well as other risks that are not presently known to the Company or that the Company currently considers to be immaterial. In addition, from time to time, we have entered into business combinations, acquisitions, divestitures, strategic investments and other significant transactions. Such forward-looking statements do not include the potential impact of any such transactions that may be completed after the date hereof, each of which may present material risks to the Company’s business and financial results. All forward-looking statements are qualified by these cautionary statements, reflect our current expectations and are based upon data available to us at the time the statements were made, and are made only as of the date of this Form 12b-25. Any such forward-looking statements should be considered in context with the various disclosures made by us about our business. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of the filing of this Form 12b-25.

Party City Holdco Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 15, 2023		Party City Holdco Inc.

		By:	/s/ Todd Vogensen
Todd Vogensen
Chief Financial Officer